SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 31, 2002

MetroGas Inc.
(Translation of registrant`s name into English)

MetroGAS S.A.
Gregorio Aráoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F__X__   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____   No__X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: October 31, 2002   By: _____
                                                 Name: Eduardo Villegas
                                                 Title: Finance Director

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 31, 2002

MetroGas Inc.
(Translation of registrant`s name into English)

MetroGAS S.A.
Gregorio Aráoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____   No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: October 31, 2002

By: /s/ Eduardo Villegas
Name: Eduardo Villegas
Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is a press release dated October 31, 2002 from MetroGAS S.A. (the "Company"), announcing an interest payment.	4
Attached hereto as Exhibit B is an English version of a letter filed with the National Securities Exchange informing them of an interest payment.	6

EXHIBIT A

A press release dated October 22, 2002 from the Company announcing an interest payment.

October 22, 2002

MetroGAS today announced that it has decided to make a new payment on its accrued interest until September 30, 2002 on its 9.875% US$ 1000,000,000 Series A Notes due 2003, its 7,375% EUR 110,000,000 Series B Notes due 2002, and its US$ 130,000,000 Floating Rate Series C Notes due 2004, and other financial indebtedness. MetroGAS added that it believes that these payments will result in its financial creditors being treated equitably with respect to the total amount paid. The Company is also announcing that the payment of the Principal of Series B, due on September 27, 2002 will remain suspended.

The amount of interest that MetroGAS will pay on each Series of Notes listed above is US$ 41.4201 per US$ 1,000 for Series A Notes, EUR 29.70 per EUR 1,000 for Series B Notes, and US$ 20.12556 per US$ 1,000 for Series C Notes. These figures were calculated at the contract rate of interest initially borne by each Series of Notes. Interest on such notes will be paid on November 01, 2002 to persons who are holders of each Series of Notes at the close of business on October 22, 2002.

On March 25, 2002, MetroGAS announced that, due to the significant and materially adverse changes, which had occurred in Argentina, MetroGAS had suspended principal and interest payments on all its financial indebtedness.

MetroGAS is in the process of renegotiating its contractual arrangements with the Argentina Government while managing its available cash in order to provide public services as required by its License. Upon reaching agreement with the Government on its contractual arrangement resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all its financial obligations.

Any questions on the matter should be address to Pablo Boselli from MetroGAS at 5411-4309-1511.

EXHIBIT B

An English version of a letter filed with the National Securities Exchange, dated October 23, 2002, informing them of an interest payment.

Buenos Aires, October 23, 2002

To the
National Securities Exchange

Dear Sir or Madam,

I am writing to you in my capacity as attorney-in-fact for MetroGAS S.A. (the “Company” or “MetroGAS”), regarding the above-mentioned note to inform you that the Company has decided to authorise a one-time interest payment corresponding to its 9.875% US$ 100,000,000 Notes Series A due 2003 (the “Series A”), its 7.375% EUR 110,000,000 Notes Series B due 2002 (the “Series B”) and its US$ 130,000,000 Floating Rate Notes Series C due 2004 (the “Series C”), and other financial indebtedness.

Considering that on August 12, 2002 the Company made an interest payment on its obligations accrued until April 30, 2002, including the corresponding interest on its above-mentioned series, the Company will pay interest accrued from that date in accordance with the following description:

1. Regarding Series A, the Company will pay the balance of the coupon No. 5, corresponding to the interest accrued from April 30, 2002 until its due date on October 1, 2002, representing an amount of US$ 41.4201 per US$ 1,000 for Series A Notes and a 4.14201% of the principal. The total payment corresponding to the Series A amounted to US$ 4,142,013.89.

2. Regarding Series B, the Company will pay the balance of the coupon No. 2, corresponding to the interest accrued from April 30, 2002 until its due date on September 27, 2002, representing an amount of EUR 29.70 per EUR 1,000 for Series B Notes and a 2.97 % of the principal. The total payment corresponding to the Series B amounted to EUR 3,266,999.97.

3. Regarding Series C, the Company will pay the balance of the coupon No. 6, corresponding to the interest accrued from April 30, 2002 until May 7, 2002, the coupon No. 7 corresponding to the interest accrued from May 7, 2002 until its due date on August 7, 2002, and partially, the coupon No. 8 corresponding to the interest accrued from August 7, 2002 until September 30, 2002, representing an amount of US$ 20.1256 per US$ 1,000 for Series C Notes and a 2.01256% of the principal. The total payment corresponding to the Series C amounted to US$ 2,616,322.23.

Yours truly,

Magdalena Gonzalez Garaño
Attorney-in-fact